SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: May 8, 2013

EZchip logo	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Contact:
Ehud Helft / Kenny Green
CCG Investor Relations
ezchip@ccgisrael.com
Tel: (US) 1 646 201 9246

FOR IMMEDIATE RELEASE

EZCHIP ANNOUNCES FIRST QUARTER 2013 RESULTS

Yokneam, Israel, May 8, 2013 – EZchip Semiconductor Ltd. (NASDAQ: EZCH), a leader in Ethernet network processors, today announced its results for the first quarter ended March 31, 2013.

            First Quarter 2013 Highlights:

•	First quarter revenues of $15.3 million

•	Gross margin reached 80.8% on a GAAP basis and 81.3% on a non-GAAP basis

•	Net income, on a GAAP basis, was $3.5 million (23% of revenues)

•	Net income, on a non-GAAP basis, was $6.7 million (44% of revenues)

•	Non-GAAP operating cash flow of $6.8 million

•	Net cash at end of quarter was $174.3 million

First Quarter 2013 Results:

Total revenues in the first quarter of 2013 were $15.3 million, an increase of 6% compared to $14.4 million in the first quarter of 2012, and an increase of 1% compared to $15.2 million in the fourth quarter of 2012.

Net income, on a GAAP basis, for the first quarter of 2013 was $3.5 million, or $0.12 per share (diluted), compared to net income of $5.1 million, or $0.18 per share (diluted), in the first quarter of 2012, and net income of $4.8 million, or $0.17 per share (diluted), in the fourth quarter of 2012.

Net income, on a non-GAAP basis, for the first quarter of 2013 was $6.7 million, or $0.23 per share (diluted), compared to non-GAAP net income of $7.8 million, or $0.27 per share (diluted), in the first quarter of 2012, and non-GAAP net income of $7.8 million, or $0.26 per share (diluted), in the fourth quarter of 2012.

           Cash, cash equivalents, marketable securities and deposits as of March 31, 2013, totaled $174.3 million, compared to $168.0 million as of December 31, 2012. Cash generated from operations was $6.8 million, cash used in investing activities was $0.5 million, and cash provided by financing activities (resulting from the exercise of options) was $0.05 million.

           Eli Fruchter, CEO of EZchip, commented, “We are pleased to report that all our NP-4 customers are now in production and have begun placing production orders. Additional platforms are in final development stages and we believe that by the end of the year substantially all NP-4 based platforms at all customers will be in production. NP-4 revenues are ramping and are now at a run rate that exceeds the NP-3 by far and we believe the ramping will continue to increase significantly in the next few years.

EZchip logo	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

           “We are also excited to report that NP-5 taped out last month after two years of extensive development. This is a major milestone for the company. We expect samples in June and are on target to move the NP-5 to production next year and believe that substantially all NP-4 customers will adopt the NP-5.

           “During the quarter we continued to get strong customer feedback on the NPS, our Network Processor for Smart networks, that our customers report is a game changer. There is strong interest from both carrier and data center customers to use the NPS in their next generation platforms and we believe that we will sign a selected number of tier one customers before the part samples. We have selected TSMC's 28nm process for the NPS and we intend to sell the NPS directly to all customers, thereby shifting from the business model we applied for the NP-3, NP-4 and NP-5 where we used a royalty-based model for a certain customer.”

Conference Call

The Company will be hosting a conference call later today, May 8, 2013, at 10:00am ET, 7:00am PT, 3:00pm UK time and 5:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate through the live webcast, please access the investor relations section of the Company’s web site at: http://www.ezchip.com/investor_relations.htm, at least 10 minutes before the conference call commences. If you would like to ask a question on the call, please contact the investor relations team for the telephone dial in numbers.

For those unable to listen to the live webcast, a replay of the webcast will be available the day after the call under the 'Investor Relations' section of the website.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which EZchip believes are the principal indicators of the operating and financial performance of its business. The non-GAAP financial measures exclude the effects of stock-based compensation expenses recorded in accordance with FASB ASC 718 and amortization of intangible assets. Management believes the non-GAAP financial measures provided are useful to investors’ understanding and assessment of the Company’s on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company.  Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

About EZchip

EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment. EZchip provides solutions that scale from a few to hundreds of Gigabits-per-second. EZchip's network processors provide great flexibility and high performance coupled with superior integration and power efficiency for a wide range of applications in carrier, cloud and data center network equipment.  For more information on our company, visit the web site at http://www.ezchip.com.

EZchip logo	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 21, 2013 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

-- tables to follow --

EZchip logo	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Condensed Consolidated Statements of Operations (U.S. Dollars in thousands, except per share amounts) (Unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
	2013	2012	2012

Revenues	$15,296	$15,207	$14,415
Cost of revenues	2,941	2,555	2,179
Gross profit	12,355	12,652	12,236

Operating expenses:
Research and development, net	6,098	5,180	4,534
Selling, general and administrative	3,257	3,220	3,167
Total operating expenses	9,355	8,400	7,701

Operating income	3,000	4,252	4,535
Financial income, net	510	587	597
Net income	$3,510	$4,839	$5,132

Net income per share:
Basic	$0.12	$0.17	$0.19
Diluted	$0.12	$0.17	$0.18
Weighted average shares used in per share calculation:
Basic	28,394,665	28,233,299	27,525,386
Diluted	28,881,145	28,869,499	28,517,609

EZchip logo	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Reconciliation of GAAP to Non-GAAP Measures
(U.S. Dollars in thousands, except per share amounts)
(Unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
	2013	2012	2012

GAAP gross profit	$12,355	$12,652	$12,236
Stock-based compensation	73	74	77
Non-GAAP gross profit	$12,428	$12,726	$12,313

GAAP gross profit as percentage of revenues	80.8%	83.2%	84.9%
Non-GAAP gross profit as percentage of revenues	81.3%	83.7%	85.4%

GAAP operating expenses	$9,355	$8,400	$7,701
Stock-based compensation:
Research and development	(1,825)	(1,563)	(1,361)
Selling, general and administrative	(1,327)	(1,265)	(1,144)
Amortization of intangible assets
Selling, general and administrative	--	(51)	(51)

Non-GAAP operating expenses	$6,203	$5,521	$5,145

GAAP operating income	$3,000	$4,252	$4,535

Non-GAAP operating income	$6,225	$7,205	$7,168

GAAP net income	$3,510	$4,839	$5,132
Stock-based compensation	3,225	2,902	2,582
Amortization of purchased intangible assets	--	51	51

Non-GAAP net income	$6,735	$7,792	$7,765

Non-GAAP net income per share - Diluted	$0.23	$0.26	$0.27
Non-GAAP weighted average shares - Diluted*	29,868,370	29,634,765	29,144,661

*
In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludesthe effects of stock-based compensation expenses in accordance with FASB ASC 718.

EZchip logo	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Condensed Consolidated Balance Sheet (U.S. Dollars in thousands)
	March 31,	December 31,
	2013	2012
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash, cash equivalents, marketable securities and deposits	$174,288	$167,968
Trade receivables, net	6,057	4,813
Other receivables	4,325	4,305
Inventories	5,150	4,523
Total current assets	189,820	181,609

NON CURRENT ASSETS:
Severance pay fund	6,416	6,066
Long term investment and others	353	358
Total non current assets	6,769	6,424

PROPERTY AND EQUIPMENT, NET	1,433	1,285

INTANGIBLE ASSETS, NET	1,131	1,000

GOODWILL	96,276	96,276

TOTAL ASSETS	$295,429	$286,594

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$1,330	$571
Other payables and accrued expenses	6,259	5,401
Total current liabilities	7,589	5,972

ACCRUED SEVERANCE PAY	7,334	6,977

SHAREHOLDERS’ EQUITY:
Share capital	161	161
Additional paid-in capital	316,002	312,723
Accumulated other comprehensive income	859	787
Accumulated deficit	(36,516)	(40,026)
Total shareholders’ equity	280,506	273,645

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$295,429	$286,594

EZchip logo	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Selected Condensed Consolidated Cash Flow Data on a Non-GAAP Basis (U.S. Dollars in thousands) (Unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
	2013	2012	2012

Cash flows from operating activities:
Net income	$3,510	$4,839	$5,132
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	155	183	143
Decrease (increase) in trade and other receivables, net	(1,174)	(1,878)	681
Decrease (increase) in inventory	(627)	948	(1,178)
Increase (decrease) in trade payables and other accrued liabilities, net	1,666	138	(463)
Stock-based compensation	3,225	2,902	2,582
Net cash provided by operating activities	6,755	7,132	6,897

Cash flows from investing activities:
Purchase of property and equipment	(345)	(239)	(336)
Purchase of technology	(131)	--	--
Net cash used in investing activities	(476)	(239)	(336)

Cash flows from financing activities:
Proceeds from exercise of options	54	1,027	11,415
Net cash provided by financing activities	54	1,027	11,415

Unrealized gain (loss) on marketable securities, net	(13)	(33)	478

Increase in cash, cash equivalents, marketable securities and deposits	6,320	7,887	18,454
Cash, cash equivalents, marketable securities and deposits at the beginning of the period	167,968	160,081	126,770
Cash, cash equivalents, marketable securities and deposits at the end of the period	$174,288	$167,968	$145,224